T O  O U R  S H A R E H O L D E R S

Revenues and income for the three months ended June 30 were up sharply over prior periods. Quarterly Revenues of $76.8 million were 34 per cent above the second quarter of last year. This total is also the highest in the Company's history, 27 per cent above the previous high, established in the fourth quarter of last year. The record Revenues resulted from very strong order bookings in each of the two preceding quarters.

   Net Income for the second quarter was $5.4 million, $.17 per share, or 86 per cent above $2.9 million, $.09 per share, in the comparable quarter one year ago.

   For the first six months of the year, Net Income was $8.3 million, $.26 per share, 58 per cent above the same period of 1994; and Revenues totaled $134.4 million, 24 per cent above the comparable year-earlier figure.

   Incoming orders for the most recent quarter declined to $64.6 million, from $73.1 million in the fourth quarter of 1994 and $76.9 million in the first quarter of this year. However, the second quarter figure still represents the third highest quarterly total in the Company's history.

   The increased level of business does not result from higher overall drilling activity. The average worldwide rig count for the three months ended June 30 was below both the second quarter of 1994 and the first quarter of this year. Instead, we believe that the improvement relates to a continuing emphasis on the development of offshore oil and gas reserves, particularly in deeper waters and more difficult drilling environments. These factors generate a need for more reliable and higher capacity equipment, as well as a greater interest in the use of newer technologies. Both of these trends play to the strengths of Varco.

   Despite the lackluster overall drilling activity, two developing trends are very positive for Varco. First, international drilling has been increasing. In each of the last five months the international rig count has been above the comparable month of last year. Although the upturn has been modest (the second quarter international rig count was about three percent above that of the second quarter a year ago), it is the first sustained year-over-year increase in more than three years. Second, the offshore drilling market is also gaining momentum, with June rig utilization at its highest level since December of 1993. International rigs offer a higher revenue potential to Varco than those operating in North America. An improved market for offshore rigs, which are relatively more costly to operate, is more likely to spur investment in our newer technology products.

   The pickup in the international and offshore markets has occurred in spite of a continuing softness in oil and gas prices. While oil crept above $20 per barrel briefly in April, it fell back to the $17-$18 range toward the end of the quarter, and natural gas prices generally ranged between $1.45-$1.60 per million BTU during the April-June period. We find the improvement in the international and offshore markets to be very encouraging in light of relatively flat commodity prices.

   We are pleased with our recent accomplishments and encouraged by our prospects. Successful execution of our key strategies continues to yield improving results. With oil and gas prices at historically low levels in real terms, oil companies are aggressively pursuing cost reduction. Products, technologies and services which contribute to that effort have become increasingly significant. As a result, our newer products are achieving greater market acceptance and are providing increased opportunities for Varco. We continue to focus on converting these opportunities into improved performance.

   We appreciate the support of our shareholders, customers, employees and friends.




Walter B. Reinhold                      George I. Boyadjieff
Chairman                                President and Chief Executive Officer

August 10, 1995

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)

(in thousands)                                                   June 30,   December 31,
                                                                     1995           1994

CURRENT ASSETS
Cash and cash equivalents                                        $  5,607       $  8,793
Short term investments                                                            29,832
Receivables (net)                                                  65,177         52,250
Inventories                                                        69,010         60,299
Other                                                               6,792          7,603
- ----------------------------------------------------------------------------------------
   Total Current Assets                                           146,586        158,777

Property, plant and equipment at cost,
 less accumulated depreciation                                     48,450         49,807
Cost in excess of net assets acquired                              37,044         37,529
Other assets                                                       10,600         11,528
- ----------------------------------------------------------------------------------------
Total Assets                                                     $242,680       $257,641
========================================================================================

CURRENT LIABILITIES
Accounts payable                                                 $ 21,751       $ 15,345
Other liabilities                                                  25,869         21,090
Current portion of long-term debt                                  10,000         10,000
- ----------------------------------------------------------------------------------------
   Total Current Liabilities                                       57,620         46,435

Long-term debt                                                     29,466         39,349
Other non-current liabilities                                       7,737          8,129
- ----------------------------------------------------------------------------------------

Total Liabilities                                                  94,823         93,913

SHAREHOLDERS' EQUITY
Common Stock
 and additional paid-in capital                                  $123,674       $125,897
Retained earnings                                                  24,183         37,831
- ----------------------------------------------------------------------------------------

Total Shareholders' Equity                                        147,857        163,728
- ----------------------------------------------------------------------------------------

Total Liabilities and
  Shareholders' Equity                                            $242,680       $257,641
=========================================================================================

V A R C O   I N T E R N A T I O N A L ,  I N C.  A N D  S U B S I D I A R I E S

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

(in thousands)                                 Six Months Ended June 30,
                                                     1995           1994

OPERATING ACTIVITIES
Net income                                       $  8,316        $ 5,262
Depreciation and amortization                       6,050          5,323
Increase (decrease) in operating
 cash flows:
  Receivables                                     (12,927)        (4,074)
  Inventories                                      (8,711)        (4,530)
  Accounts payable                                  6,406            991
  Interest payable                                     13              3
  Other                                             5,204         (1,889)
- ------------------------------------------------------------------------
   Net cash from
    operating activities                            4,351          1,086
- ------------------------------------------------------------------------

INVESTING ACTIVITIES

 Short-term investments                            29,832         (2,547)
 Equipment purchases                               (3,400)        (5,472)
 Proceeds from equipment sales                        295             31
 Other                                                463           (399)
- ------------------------------------------------------------------------
   Net cash from (used in)
    investing activities                          27,190         (8,387)
- ------------------------------------------------------------------------

FINANCING ACTIVITIES

Repurchase of Common Stock                        (25,672)          (614)
Payment on long-term debt                         (10,000)
Other                                                 945            566
- ------------------------------------------------------------------------
 Net cash (used in) financing activities          (34,727)           (48)
- ------------------------------------------------------------------------
Net change in cash and cash equivalents            (3,186)        (7,349)
- ------------------------------------------------------------------------
Cash and cash equivalents at
  beginning of year                                 8,793         22,560
- ------------------------------------------------------------------------
Cash and cash equivalents at
  end of quarter                                 $  5,607        $15,211
========================================================================



V A R C O   I N T E R N A T I O N A L ,  I N C.  A N D  S U B S I D I A R I E S

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(UNAUDITED)

(in thousands,except per share data)

                                            Three Months Ended         Six Months Ended
                                                      June 30,                  June 30,
                                               1995       1994       1995           1994
REVENUES
Net sales                                   $70,466    $51,530   $121,269       $ 96,688
Rental income                                 5,925      5,494     12,294         11,160
Other income                                    396        495        869            985
- ----------------------------------------------------------------------------------------
                                             76,787     57,519    134,432        108,833
- ----------------------------------------------------------------------------------------

COSTS AND EXPENSES
Cost of sales                                46,587     33,846     78,141         62,714
Cost of rental income                         1,787      1,738      3,618          3,428
Selling, general and
  administrative
  expenses                                   15,490     13,176     30,635         26,007
Research and
  development costs                           3,345      2,947      6,535          6,079
Interest expense                              1,289      1,196      2,493          2,339
- ----------------------------------------------------------------------------------------
                                             68,498     52,903    121,422        100,567
- ----------------------------------------------------------------------------------------

Income before
  income taxes                                8,289      4,616     13,010          8,266
Provision for
  income taxes                                2,886      1,712      4,694          3,004
- ----------------------------------------------------------------------------------------

Net income                                  $ 5,403    $ 2,904   $  8,316       $  5,262
========================================================================================
Net income per
  share of
  Common Stock                              $   .17    $   .09    $   .26       $    .16
========================================================================================

Shares used to
  calculate earnings
  per share                                  31,482     33,647     32,535         33,618
========================================================================================

Note:
These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1994.

V A R C O   I N T E R N A T I O N A L ,  I N C.   A N D  S U B S I D I A R I E S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS

Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased in the first six months of 1995 to an average of approximately 1,683 from an average of approximately 1,724 during the same period in 1994. North American drilling activity declined approximately 5% to an average of approximately 930 rigs. International drilling activity increased to an average of approximately 753 rigs as compared to 744 in the first half of 1994. The average number of offshore rigs under contract decreased slightly year-over-year; however, offshore rigs under contract during the month of June increased to 543, its highest level since the end of 1993.

  Both increased international drilling and the recent increase in offshore drilling activity is positive for the Company. Generally, international rigs offer a higher revenue potential to the Company than those operating in North America and offshore rigs, which are generally more costly to operate, are more likely to spur investment in the Company's newer technology products.

ACQUISITION

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for a
cost of approximately $9.0 million.   Thule Rigtech provides equipment and
systems used in the handling, mixing, transport and conditioning of drilling fluids and operates as the Company's Thule Rigtech Division.

RESULTS OF OPERATIONS
Set forth below are the net orders and revenues for the Company's five operating divisions:

                            Three months ended June 30,   Six months ended June 30,
                                1995           1994          1995          1994

NET ORDERS
Varco Drilling Systems           $24,126        $18,628      $ 47,406      $ 36,018
Varco BJ Oil Tools                 9,074         11,867        21,104        22,752
Martin-Decker/TOTCO
 Instrumentation                  13,526         12,395        29,179        25,667
Shaffer                           15,549         14,474        38,059        25,336
Thule Rigtech                      2,349                        5,796
- -----------------------------------------------------------------------------------
Total                            $64,624        $57,364      $141,544      $109,773
===================================================================================

REVENUES
Varco Drilling Systems           $30,180        $21,118      $ 50,028      $ 37,444
Varco BJ Oil Tools                 9,907         10,794        20,230        20,785
Martin-Decker/TOTCO
 Instrumentation                  15,109         13,239        28,827        25,683
Shaffer                           18,135         11,873        28,505        23,936
Thule Rigtech                      3,060                        5,973
- -----------------------------------------------------------------------------------
Total                            $76,391        $57,024      $133,563      $107,848
===================================================================================

Incoming orders and revenues for the first six months of 1995 increased by 28.9% and 23.8%, respectively, as compared to the same period of 1994. These increases are primarily due to increases in Varco products used on offshore drilling rigs, particularly those of the Drilling Systems and Shaffer Divisions, and to the inclusion of Thule Rigtech which was acquired in November of 1994. In addition, during the second quarter the Drilling Systems Division delivered the first two units of its new Top Drive Drilling System designed specifically for use on land rigs, the TDS-9S.

  Included in the Drilling Systems order total were orders to equip three new offshore platform rigs with our newer technology pipe handling equipment. These orders, all scheduled for delivery in the fourth quarter of 1995, total approximately $9.5 million, and each includes both horizontal and vertical racking systems. The Shaffer total includes orders to upgrade several offshore rigs with motion compensation and pressure control equipment.

  The Company has also experienced increases in orders and revenue from the sales and rental of its TOTAL product line. All of the increases at Martin-Decker/TOTCO are from TOTAL sales and rentals.

  The Company's incoming orders have totaled $73.1 million for the fourth quarter of 1994, and $76.9 million and $64.6 million for the first two quarters of 1995, respectively. These rates compare to an average of $56.1 million for the first three quarters of 1994. Since these recent quarterly totals represent significant increases over previous periods during a time in which worldwide drilling activity has declined somewhat, the Company does not believe that these rates, particularly those of the fourth and first quarters, will be sustained in the near term.

  At June 30, 1995 the Company's backlog of unshipped orders was approximately $60.7 million as compared to $52.8 million at December 31, 1994. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1995.

   Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first half of 1995 were 38.8%, compared to a gross margin of 38.7% for the same period in 1994. Gross margins for the second quarter 1995 decreased to 36.7% from 37.6% in the second quarter of 1994. The decline in margins in the second quarter of 1995 is primarily due to the increase in Shaffer's revenue, which produces lower margins than the combined gross margins of the other Divisions and due to lower than average margins on new products such as the TDS-9 and racking systems at Drilling Systems. These factors accounted for an approximate 2.5% decline in margin as compared to the second quarter 1994. This decline was partially offset by a 1.8% improvement to margins as a result of increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours (based upon a two shift operation) its manufacturing facilities were approximately 90% utilized during the second quarter of 1995 as compared to only 75% utilization during the second quarter of 1994. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales.

  The Company believes that new product development is a significant factor for the future of the Company. During the first six months of 1995 the Company spent $6.5 million or 4.9% of revenues on new product development. This compares to $6.1 million or 5.6% of revenues during the same period in 1994.

  The increase in selling, general and administrative expenses compared to 1994 is primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses were down year-to-year. For the first half of 1995 this percent was 22.8%, and it was 20.2% for the second quarter of 1995. As a percent of revenues, selling, general and administrative expenses were 23.9% and 22.9% for the first half and second quarter of 1994, respectively.

  Overall Company employment at June 30, 1995 was 1,514 (including 235 temporary employees) which compares to 1,364 (including 210 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees and the addition of 39 Thule Rigtech employees.

  The effective tax rate for the second quarter of 1995 was 35% as compared to 37% for the second quarter of 1994. The decreased tax rate is primarily due to a lower percentage of non-deductible expenses incurred in 1995 than 1994.

LIQUIDITY AND CAPITAL
RESOURCES

At June 30, 1995 the Company had cash and cash equivalents of $5.6 million as compared to $38.6 million in cash and cash equivalents and short term investments at December 31, 1994. This decline is due to the Tender Offer and the Senior Note payment, both discussed below.

  On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock at a purchase price not greater than $8.00 per share nor less than $6.75 per share. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million, which was funded from cash and cash equivalents and short term investments.

  In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit the Tender Offer and amended certain financial covenants to take into account the effect of the consummation of the Tender Offer. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at June 30, 1995 the prepayment penalty would have been approximately $2.4 million.

  On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit the Tender Offer and to take into account the effect of the consummation of the Tender Offer on certain financial ratios. At June 30, 1995 there were no advances outstanding and $3.3 million in letters of credit outstanding under this facility.

  Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of

Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to the March 17, 1995 amendment to the Credit Agreement discussed above, the Company may repurchase at any time prior to December 31, 1995 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

  On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. This additional authorization is subject to approval by the Company's lenders. To date the Company has repurchased on the open market 267,200 shares of its Common Stock at an average price of approximately $6.28 per share. The last such purchase was in January, 1995.

  At June 30, 1995 the Company's working capital was $89.0 million as compared to $112.3 million at December 31, 1994 and its current ratio was 2.5 to 1.0 as compared to 3.4 to 1.0 at December 31, 1994. Long-term debt as a percent of total capitalization was 17% at June 30, 1995 as compared to 19% at December 31, 1994. The decrease in working capital and current ratio is due to the completion of the Tender Offer. The decline in long-term debt as a percent of total capitalization is due to the June 30 principal payment made on the Senior Notes.

  The Company's capital expenditures during the first half of 1995 were $3.4 million as compared to $5.5 million for the first half 1994. For all of 1995 the Company expects capital expenditures for machinery and equipment to be approximately $10.0 million. Additionally, the Company intends to purchase its Cedar Park manufacturing facility (currently under lease) for approximately $3.6 million. These expenditures compare to capital expenditures of $8.6 million in 1994. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet its capital expenditures and operating cash needs in 1995 and 1996.

INVESTOR CONTACT
Richard  A. Kertson
Vice  President -- Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029

V A R C O   I N T E R N A T I O N A L ,  I N C.